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         May 26, 2020

       Gabriel J. Mosey
       Interim Chief Financial Officer
       Liberated Syndication Inc.
       5001 Baum Blvd, Suite 770
       Pittsburgh, PA 15213

                                                        Re: Liberated
Syndication Inc.
                                                            Form 8-K filed May
4, 2020
                                                            File No. 000-55779

       Dear Mr. Mosey:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




         Sincerely,


         Division of Corporation Finance

         Office of Technology